First Financial Service Corporation
2323 Ring Road
Elizabethtown, Kentucky 42701

January 19, 2010

Ms. Kathryn McHale
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	First Financial Service Corporation
Form 10-K for December 31, 2008
File Number 0-18832

Dear Ms. McHale:

We are responding to your letter dated January 6, 2010 regarding your review of the document listed above.  In accordance with your request, our response keys to your comments.

Form 10-K for the year ended December 31, 2009
Risk Factors, page 15

1.
We note that some of your risk factors contemplate events such as “an adverse change in the real estate market” when we have already experienced such events.  In future filings, please update your risk factors to reflect current material risks to your company.

Response:
We will revise future filings to update the risk factors to reflect current material risks to our Company.

Proxy Statement
Transactions with Related Parties, page 9

2.	Please revise in future filings to indicate whether these transactions were on the same terms as those with persons not related to the lender. See instruction 4(c)(ii) to Item 404 of Regulation S-K.

Response:
We confirm and will revise future filings to disclose that loans made to directors and officers of the Company and Bank were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

What Our Compensation Program is Designed to Reward, page 12

3.
You say that you are using peer group information.  Please revise your disclosure in future filings to identify the members of any peer group used to determine compensation levels.  See Item 402(b)(2)(xiv).

Response:
We will revise future filings to identify the members of any peer groups used to determine compensation levels.  In our last review in 2006, compensation data for 22 peer group financial institutions was used and are as follows:

German American Bancorp	Ohio Valley Banc Corp.
Wilson Bank Holding Company	Pinnacle Financial Partners, Inc.
Summit Financial Group, Inc.	NB&T Financial Group, Inc.
Bank of Kentucky Financial Corporation	Monroe Bancorp
Home Federal Bancorp	DCB Financial Corp
MutualFirst Financial, Inc.	Community Bank Shares of Indiana, Inc.
Farmers National Banc Corporation	HopFed Bancorp, Inc.
First Citizens Banc Corp.	United Bancshares, Inc.
LNB Bancorp, Inc.	NorthWest Indiana Bancorp
First Security Group, Inc.	Premier Financial Bancorp, Inc.
PVF Capital Corp.	LCNB Corporation

Summary Compensation Table, page 18

4.
We note that you have included 2 years of compensation data for your executive officers.  In accordance with Item 402 of Regulation S-K, in future filings please provide 3 years of compensation data or explain to the staff why you are not required to provide this data.

Response:
We will revise future filings to include 3 years of compensation data for our executive officers.

In connection with responding to your comments, we acknowledge:
•	that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments; however, should you have additional comments after reviewing our responses, please contact us and we will address those promptly.

Very truly yours,

First Financial Service Corporation

/s/ Steven M. Zagar

Steven M. Zagar
Executive Vice President and Chief Financial Officer